Exhibit 99.1

THIS CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. THIS CIRCULAR IS ISSUED TO SHAREHOLDERS SOLELY FOR THE PURPOSE OF CONVENING THE EXTRAORDINARY GENERAL MEETING AND SEEKING THEIR APPROVAL FOR THE SPECIAL RESOLUTIONS TO BE CONSIDERED AT SUCH MEETING. SHAREHOLDERS ARE AUTHORIZED TO USE THIS CIRCULAR SOLELY FOR THE PURPOSE OF CONSIDERING THE APPROVAL SOUGHT. PERSONS TO WHOM A COPY OF THIS CIRCULAR HAS BEEN ISSUED SHALL NOT CIRCULATE TO ANY OTHER PERSON, REPRODUCE OR OTHERWISE DISTRIBUTE THIS CIRCULAR OR ANY INFORMATION HEREIN FOR ANY PURPOSE WHATSOEVER NOR PERMIT OR CAUSE THE SAME TO OCCUR.

CIRCULAR DATED APRIL 12, 2023

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

This Circular, together with the Notice of Extraordinary General Meeting (“EGM”) and the accompanying Proxy Form, has been made available on the Company’s website at the URL https://ir.geniusgroup.net/. Physical copies of this Circular, the Notice of EGM and the Proxy Form will be mailed to all Shareholders (as defined herein). However, physical copies of the form of the New Constitution (as defined herein) will not be mailed to Shareholders.

If you have sold or transferred all your issued ordinary shares in the capital of Genius Group Limited (the “Company”), you should immediately forward this Circular together with the Notice of Extraordinary General Meeting and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

The New York Stock Exchange assumes no responsibility for the correctness of any of the statements made, reports contained or opinions expressed in this Circular.

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration No.: 201541844C)

CIRCULAR TO SHAREHOLDERS

in relation to

(1) THE ADOPTION OF THE NEW CONSTITUTION; AND

(2) THE PROPOSED CAPITAL REDUCTION AND DISTRIBUTION OF SHARES IN ENTREPRENEUR RESORTS LIMITED TO SHAREHOLDERS

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	May 13, 2023 at 8 p.m. (Singapore time)

Date and time of EGM	:	May 16, 2023 at 8 p.m. (Singapore time)

Place of EGM	:	Virtual Meeting by way of electronic means. Please refer to paragraph 9 to this Circular for further details.

TABLE OF CONTENTS

TABLE OF CONTENTS		2

DEFINITIONS		3

INDICATIVE TIMETABLE		7

LETTER TO SHAREHOLDERS		8

1.	INTRODUCTION	8

2.	ADOPTION OF THE NEW CONSTITUTION	9

3.	INFORMATION ON ENTREPRENEUR RESORTS LIMITED	9

4.	THE PROPOSED CAPITAL REDUCTION AND DISTRIBUTION	10

5.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTERESTS	19

6.	MATERIAL LITIGATION	20

7.	DIRECTORS’ RECOMMENDATIONS	20

8.	EXTRAORDINARY GENERAL MEETING	20

9.	ACTION TO BE TAKEN BY SHAREHOLDERS	21

10.	ADDITIONAL INFORMATION	22

APPENDIX A – RISK FACTORS IN RELATION TO ERL		23

APPENDIX B – PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET OF THE GROUP BEFORE AND AFTER THE TRANSACTIONS		26

NOTICE OF EXTRAORDINARY GENERAL MEETING		N-1

PROXY FORM		P-1

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DEFINITIONS

For the purpose of this Circular, the following definitions apply throughout unless the context otherwise requires or unless otherwise stated:

“Act”	:	Companies Act 1967 of Singapore

“ACRA”	:	Accounting and Corporate Regulatory Authority of Singapore

“Announcement”	:	An announcement dated January 30, 2023 issued by the Company in which the Company announced its intention to undertake the Capital Reduction and Distribution

“Announcement Date”	:	January 30, 2023, being the date of the Announcement

“Awards”	:	Has the meaning ascribed to it in paragraph 4.3.4 of this Circular

“Beneficial Holders”	:	Has the meaning ascribed to it in paragraph 4.11.5 of this Circular

“Board”	:	The Board of Directors of the Company

“Books Closure Date”	:	A date, to be determined by the Directors and announced by the Company, on which the Register of Transfers and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction and Distribution

“Capital Reduction”	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 78G of the Act, with the intention to effect the Distribution, details of which are set out in paragraph 4 of this Circular

“Capital Reduction Conditions”	:	Has the meaning ascribed to it in paragraph 4.6 of this Circular

“Circular”	:	This circular to Shareholders dated April 12, 2023 from the Company containing the recommendations of the Directors in relation to the Transactions

“Company”	:	Genius Group Limited

“Constitution”	:	The constitution of the Company

“Convertible Securities”	:	Has the meaning ascribed to it in paragraph 4.3.3 of this Circular

“Court”	:	The High Court of the Republic of Singapore

“Depositor”	:	An account holder with the Depository or a Depository Agent (but does not include a sub-account holder)

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“Depository”	:	The Depository Trust Company

“Depository Agent”	:	A member of the NYSE, a trust company, a licensed bank or merchant bank, or any other person or body approved by the Depository who or which (a) performs services as a depository agent for sub-account holders in accordance with the terms of a depository agent agreement entered into between the Depository and the depository agent; (b) deposits book-entry securities with the Depository on behalf of the sub-account holders; and (c) establishes an account in its name with the Depository

“Depository Register”	:	A register maintained by the Depository in respect of book-entry securities (including the Shares)

“Directors”	:	The directors of the Company as at the Latest Practicable Date

“Distribution”	:	Has the meaning ascribed to it in paragraph 1.2.2(ii) of this Circular

“Distribution Amount”	:	Has the meaning ascribed to it in paragraph 4.1 of this Circular

“Effective Date”	:	The date on which the Capital Reduction and Distribution become effective

“EGM” or “Meeting”	:	The extraordinary general meeting of the Company to be held on May 16, 2023 (or any adjournment thereof), notice of which is set out on page N-1 of this Circular

“Enlarged Share Capital”	:	Has the meaning ascribed to it in footnote 2 of this Circular

“Entitled Shareholders”	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date

“ERL”	:	Entrepreneur Resorts Limited, a subsidiary of the Company in which the Company owns an approximately 97.84% equity interest as at the Latest Practicable Date

“ERL Group”	:	ERL and its subsidiaries

“ERL Shareholders”	:	Shareholders of ERL

“Excluded Country”	:	Has the meaning ascribed to it in paragraph 4.11.7 of this Circular

“Excluded Overseas Shareholders”	:	Has the meaning ascribed to it in paragraph 4.11.7 of this Circular

“FY2019”	:	Financial year ended December 31, 2019

“FY2020”	:	Financial year ended December 31, 2020

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“FY2021”	:	Financial year ended December 31, 2021

“Group”	:	The Company, its subsidiaries and associated companies

“Latest Practicable Date”	:	March 31, 2023, being the latest practicable date prior to the printing of this Circular

“Market Day”	:	A day on which the NYSE is open for the trading of securities

“MERJ”	:	The securities exchange operated by MERJ Exchange Limited in accordance with the terms of the Seychelles Securities Act, 2007

“NAV”	:	Net asset value

“New Constitution”	:	Has the meaning ascribed to it in paragraph 2.1 of this Circular

“NTA”	:	Net tangible assets

“NYSE”	:	The New York Stock Exchange

“Options”	:	Has the meaning ascribed to it in paragraph 4.3.2 of this Circular

“Overseas Shareholders”	:	Shareholders whose registered addresses (as recorded in the Register of Members of the Company or in the Depository Register maintained by the Depository) are outside of Singapore or the United States of America

“Projected Share Capital”	:	Has the meaning ascribed to it in paragraph 4.4 of this Circular

“Proxy Form”	:	The proxy form for the EGM, which is set out on page P-1 of this Circular

“Register of Members”	:	The Register of Members of the Company

“Relevant ERL Shares”	:	Has the meaning ascribed to it in paragraph 3.1 of this Circular

“SEC”	:	The United States Securities and Exchange Commission

“Securities Account”	:	A securities account maintained by a Depositor with the Depository, but does not include a securities sub-account maintained with a Depository Agent
“Share Option Plans”	:	The employee share option plans of the Company

“Share Registrar”	:	VStock Transfer, LLC

“Shareholders”	:	Registered holders of Shares in the Company’s Register of Members, except that where the registered holder of Shares is the Depository, the term “Shareholders” shall, where the context admits, mean the Depositors whose Securities Accounts are credited with Shares

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“Shares”	:	Issued ordinary shares of the Company

“SGD” or “S$”	:	Singapore Dollars, being the lawful currency of Singapore

“Special Resolutions”	:	Has the meaning ascribed to it in paragraph 1.4 of this Circular

“Spinoff”	:	Has the meaning ascribed to it in paragraph 1.2.1 of this Circular

“Transactions”	:	The Capital Reduction and the Distribution, collectively

“USD” or “US$”	:	United States Dollars, being the lawful currency of the United States of America

“Virtual Meeting”	:	Has the meaning ascribed to it in paragraph 8 of this Circular

“%” or “per cent.”	:	Per centum or percentage

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof are due to rounding.

Words importing the singular shall, where applicable, include the plural and vice versa. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. References to persons shall, where applicable, include corporations.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Act or any statutory modification thereof and not otherwise defined in this Circular shall, where applicable, have the same meaning assigned to it under the Act or any statutory modification thereof, as the case may be, unless the context otherwise requires.

Any reference to a time of day and date in this Circular is made by reference to Singapore time and date respectively unless otherwise stated.

Cautionary Note on Forward-Looking Statements

Certain information set forth in this Circular contains “forward-looking information”, including “future-oriented financial information” and “financial outlook”, under applicable securities laws (collectively referred to herein as “forward-looking statements”). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) expected development of the Company’s business, projects, and joint ventures; (iii) execution of the Company’s vision and growth strategy, including with respect to future M&A activity and global growth; (iv) sources and availability of third-party financing for the Company’s projects; (v) completion of the Company’s projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company’s current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow Shareholders the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating the Special Resolution relating to the Capital Reduction and Distribution.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this Circular are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

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INDICATIVE TIMETABLE

The following are the indicative dates and times for the Capital Reduction and Distribution:(1)

Key Event		Date and Time(1)

Last date and time for pre-registration for attendance at the EGM	:	May 12, 2023 at 8 p.m.

Date by which authenticated shareholders and, where applicable, appointed proxy(ies), who have pre-registered for the EGM via the pre-registration website, will receive an email confirming virtual attendance for the Virtual Meeting	:	May 12, 2023 at 8 p.m.

Last date and time for Proxy Forms to be received by the Company’s Share Registrar	:	May 13, 2023 at 8 p.m.

Date and time of the EGM	:	May 16, 2023 at 8 p.m.

Expected date for Court approval of the Capital Reduction and Distribution	:	June 29, 2023

Expected Books Closure Date for the Capital Reduction and Distribution	:	July 6, 2023 at 5.00 p.m. (New York time)

Expected Effective Date of the Capital Reduction and Distribution	:	July 7, 2023
Expected date of crediting shares of ERL	:	Between July 21, 2023 to August 5, 2023

Notes:

(1)	Save for the date and time by which the Proxy Forms must be lodged and the date and time of the EGM, the timetable above is indicative only and the actual dates of the above events in italics will be announced in due course by the Company.

(2)	All Proxy Forms must be lodged with the Company’s Share Registrar in accordance with paragraph 9.4.2 of this Circular by no later than 8 p.m. on May 13, 2023 (Singapore time). Completion and return of a Proxy Form shall not preclude a Shareholder from attending the EGM in place of his proxy if he so wishes.

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LETTER TO SHAREHOLDERS

Directors:	Registered Office:

Roger James Hamilton (Chief Executive Officer and Chairman)

Michelle Clarke (Chief Marketing Officer)

Suraj Prakash Naik (Chief Technology Officer)

Richard Jay Berman (Non-executive Director)

Lim Kah Wui (Non-executive, Independent Director)

Gong Ling Jun Anna (Non-executive, Independent Director)

Patrick Ykin Grove (Non-executive, Independent Director)

Sandra Lee Morrell (Non-executive Director)

Timothy Murphy (Non-executive Director)

8 Amoy Street #01-01 Singapore 049950

APRIL 12, 2023

To: The Shareholders of Genius Group Limited

Dear Sir/Madam

(1)	THE ADOPTION OF THE NEW CONSTITUTION; AND
(2)	THE PROPOSED CAPITAL REDUCTION AND DISTRIBUTION OF SHARES IN ENTREPRENEUR RESORTS LIMITED TO SHAREHOLDERS

1.	INTRODUCTION

1.1	Adoption of the New Constitution. The Company proposes to amend its existing Constitution by adopting a new constitution in lieu of the existing Constitution. Further details are provided in paragraph 2 below.

1.2	Spinoff

1.2.1	On the Announcement Date, the Company announced, inter alia, that the Directors have, on January 18, 2023, approved the proposed spinoff of ERL owned by the Company to Shareholders as part of a rationalisation of the Company and Group’s business, and to create shareholder value for Shareholders (the “Spinoff”).

1.2.2	It is envisaged that the Spinoff will be effected by way of:

(i)	the Capital Reduction; and

(ii)	a distribution of all of the Relevant ERL Shares, by way of a distribution in specie (“Distribution”), to Shareholders on a pro rata basis based on the number of Shares held by each such Shareholder.

1.3	Capital Reduction and Distribution. The Capital Reduction and Distribution are subject to the satisfaction of the Capital Reduction Conditions, including, inter alia, the approval of the Shareholders, by way of a Special Resolution, for the Capital Reduction and Distribution at the EGM.

1.4	Circular. The purpose of this Circular is to provide Shareholders with relevant information relating to the adoption of the New Constitution, the Capital Reduction and Distribution, and to seek the approval of Shareholders for the special resolutions relating to the adoption of the New Constitution, the Capital Reduction and Distribution (the “Special Resolutions”), as set out in the Notice of EGM on page N-1 of this Circular.

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2.	ADOPTION OF THE NEW CONSTITUTION

2.1	To streamline the provisions of the Company’s Constitution to bring them in line with constitutional provisions typically adopted by Singapore-incorporated public companies that are listed in Singapore, it is proposed that the Constitution of the Company be amended by adopting a new constitution (the “New Constitution”) in lieu of the existing Constitution. The form of the New Constitution has been made available on the Company’s website at the URL https://ir.geniusgroup.net/ from the date of this Circular.

2.2	The adoption of the New Constitution is subject to the approval of the Shareholders, by way of a Special Resolution, at the EGM.

3.	INFORMATION ON ENTREPRENEUR RESORTS LIMITED

3.1	ERL. ERL is a company incorporated under the laws of Seychelles, having its registered office at Global Gateway 8, Rue De La Perle, Providence, Mahe, Seychelles. ERL is a publicly listed company on the MERJ (Ticker: ERL). As at the Latest Practicable Date, the directors of ERL are Roger James Hamilton, Sandra Lee Morrell, Jeremy Justin Harris, Vilma Lisa Bovio, Dennis Owen Du Bois. As at the Latest Practicable Date, the issued and paid-up share capital of ERL is US$15,283,048 divided into 13,956,681 shares, and the Company owns 13,310,341 shares in the capital of ERL (“Relevant ERL Shares”), representing an approximate 95.37 per cent. equity interest in ERL. ERL has been listed on the MERJ since May 9, 2017. ERL wholly owns and operates five subsidiary companies: Entrepreneur Resorts Pte Ltd (Singapore), Genius Central Singapore Pte Ltd (Singapore), PT XL Vision Villas, Bali (Indonesia), Tau Game Lodge Pty Ltd (South Africa) and Matla Game Lodge Pty Ltd (South Africa).

ERL operates a range of resorts, retreats and co-working cafes for entrepreneurs, and operates campus venues for the Group’s education courses. ERL also owns and operates (i) resorts in Bali and South Africa which run retreats and workshops aimed at entrepreneurs, (ii) Genius Café, an entrepreneur beach club in Bali, and (iii) Genius Central, an entrepreneur co-working hub in Singapore. ERL owns and operates venues in three countries: Singapore, with 39 staff; Indonesia, with 65 staff; and South Africa, with 67 staff. In Singapore, it owns 177-seat Genius Central, an entrepreneur co-working hub, bar, restaurant and event space. In Bali, Indonesia, it owns the 15-room Vision Villa Resort and 160-seat Genius Café, an entrepreneur beach club. In South Africa, it owns the 30-room Tau Game Lodge and 7-room Matla Private Members’ Lodge, both safari lodges on the Madikwe Game Reserve. Each venue operates as a local campus for events and courses that take place on the Company’s educational technology platform, GeniusU. When GeniusU hosts global summits, accelerator programs and microschools live, they are also attended by groups at ERL’s campus venues, who then spend extra on food and beverage, accommodation and additional courses.

In July 2020, the Company acquired 98 per cent. of the shares in ERL for US$31,000,000, with shareholders of ERL swapping their shares in ERL for US$31,000,000 worth of Shares in the Company.

3.2	Profit before Tax. Based on the Group’s FY2021 results, the profit before tax, non-controlling interests and extraordinary items for FY2021 attributable to ERL and the Relevant ERL Shares were approximately (US$3,043,575) and (US$2,902,626) respectively.

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3.3	NAV. Based on the Group’s FY2021 results, the NAV of ERL as at December 31, 2021 and attributable to the ERL Shares and Relevant ERL Shares were approximately US$8,685,877 and US$8,283,630 respectively.

3.4	Market Value. As at the Latest Practicable Date, based on the one-month volume-weighted average price per ERL share of US$2.75 immediately preceding March 31, 2023, the open market value of ERL and the Relevant ERL Shares was approximately US$38,380,873 and US$36,603,438 respectively.

4.	THE PROPOSED CAPITAL REDUCTION AND DISTRIBUTION

4.1	Distribution in specie by way of Capital Reduction and the Distribution. As set out in paragraph 1.2 above, the Company intends to undertake the Spinoff by way of the Capital Reduction and Distribution. Subject to the satisfaction of the Capital Reduction Conditions, the Company intends to undertake the Capital Reduction involving the Distribution of US$31,797,810 (“Distribution Amount”), representing the aggregate value of the Relevant ERL Shares, to Shareholders by way of a proposed distribution in specie of all the Relevant ERL Shares, which represent the Company’s entire shareholding in ERL, free of encumbrances and together with all rights attaching thereto on and from the date on which the Distribution in specie is effected, to Shareholders on the basis of approximately 0.26 Relevant ERL Shares for each Share held as at the Books Closure Date. The figures in relation to the entitlement per Share pursuant to the Capital Reduction and Distribution have been rounded down to two decimal places and are provided for illustration purposes only. The final entitlement per Share pursuant to the Capital Reduction and Distribution will depend on the total number of issued Shares as at the Books Closure Date.

4.2	For practical reasons and in order to avoid any violation of applicable securities laws, the Relevant ERL Shares will not be distributed pursuant to the Distribution to Shareholders who are Excluded Overseas Shareholders. The Excluded Overseas Shareholders will receive cash in lieu of their pro-rata entitlements to Relevant ERL Shares pursuant to the Distribution, as further described in paragraph 4.11.7 below.

4.3	As at the Latest Practicable Date:

4.3.1	the issued share capital of the Company comprises:

(i)	S$447,501 comprising 6,000,006 Shares denominated in SGD; and

(ii)	US$109,018,741 comprising 34,238,445 Shares denominated in USD;

4.3.2	there are 2,206,047 outstanding options (“Options”) granted under the Share Option Plan which are exercisable into 2,206,047 Shares denominated in USD;

4.3.3	the holder of certain convertible securities worth US$3,360,733, which are convertible into 10,591,663 Shares denominated in USD (“Convertible Securities”), is expected to exercise its conversion rights under the Convertible Securities after the Latest Practicable Date but before the Books Closure Date; and

4.3.4	there are outstanding conditional awards (“Awards”) granted under the Share Option Plan, none of which are expected to entitle holders thereof to the delivery of Shares on or before the expected Books Closure Date as the Company does not intend to vest any of the Awards.

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4.4	For illustration purposes, assuming that none of the Options are exercised[1], and further assuming that the conversion of the Convertible Securities is completed, the Company will have the following issued share capital at the Books Closure Date (“Projected Share Capital”):

4.4.1	S$447,501 comprising 6,000,006 Shares denominated in SGD; and

4.4.2	US$112,379,474 comprising 44,830,108 Shares denominated in USD.

On the basis of the Projected Share Capital, Shareholders (other than the Excluded Overseas Shareholders) will receive, for each Share held as at the Books Closure Date, 0.26 Relevant ERL Shares.2

For the avoidance of doubt, no payment will be required from Shareholders for the Distribution as this is a return of shareholder funds by the Company. The Capital Reduction and Distribution, if effected, will not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction and Distribution.

4.5	Illustration. The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date, based on the Projected Share Capital of the Company, before and after the Capital Reduction and Distribution, if effected:

Entitled Shareholder with 1,000 Shares as at the Books Closure Date
Position prior to Capital Reduction and Distribution
Shares currently held	1,000
Relevant ERL Shares currently held	0

Capital Reduction and Distribution
Relevant ERL Shares received pursuant to the Distribution	262

Position after Capital Reduction and Distribution
Shares held post-Capital Reduction	1,000
Relevant ERL Shares held post-Capital Reduction	262

4.6	Capital Reduction Conditions. The Capital Reduction and Distribution are subject to the following conditions (“Capital Reduction Conditions”):

4.6.1	the approval of Shareholders, by way of a Special Resolution, for the Capital Reduction and Distribution at the EGM;

1 The holders of the Options may elect to exercise their Options to subscribe for Shares denominated in USD in the period between the date of this Circular and the completion of the Spinoff.

2 For illustration purposes only, assuming that all of the outstanding Options as at the Latest Practicable Date have been exercised, and the Convertible Securities have been converted to Shares, the Company will have 53,036,161 Shares in issue ("Enlarged Share Capital") as at the Books Closure Date, in which case the Company will have a total issued and paid-up share capital of (i) S$447,501 comprising 6,000,006 Shares denominated in SGD and (ii) US$118,147,143 comprising 47,036,155 Shares denominated in USD. The illustrative entitlement for each Share held as at the Books Closure Date pursuant to the Distribution based on the Enlarged Share Capital is not expected to be materially different from the illustrative entitlement set out in this paragraph based on the Projected Share Capital.

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4.6.2	the approval of the Court for the Capital Reduction and Distribution;

4.6.3	the lodgement of a copy of the Order of Court approving the Capital Reduction and Distribution with ACRA;

4.6.4	the Capital Reduction and Distribution not causing or resulting in a breach of the financing documents of the Group; and

4.6.5	all other relevant approvals and consents being obtained.

Shareholders should note that the Capital Reduction and Distribution will only be effective upon the lodgement of a copy of the Order of Court approving the Capital Reduction and Distribution with ACRA. Accordingly, if the Board is of the view that it would not be in the best interests of the Company to effect the Capital Reduction and Distribution (for example, due to the then prevailing market or economic conditions or for any other reason), the Board may decide not to lodge a copy of the Order of Court approving the Capital Reduction and Distribution with ACRA and will make an announcement to that effect and take all necessary steps and action to terminate the Capital Reduction and Distribution exercise.

4.7	Pro Forma Financial Effects. The pro forma financial effects of the Capital Reduction and Distribution (collectively, the “Transactions”) on the share capital, total equity, earnings, net tangible assets and gearing of the Group have been prepared based on the Group’s FY2021 results and are for illustrative purposes only, and do not necessarily reflect the actual future results and financial position of the Group after the Transactions, if effected.

For the purposes of illustrating the financial effects of the Transactions, the pro forma financial effects of the Transactions are computed based on, inter alia, the following bases and assumptions:

(a)	none of the Awards and Options has been exercised or vested, as the case may be; and

(b)	the Distribution Amount of US$31,797,810 will be distributed out of the Group pursuant to the Capital Reduction and Distribution. The book value of ERL as at December 31, 2021 was approximately US$8,685,877. An amount of approximately US$23,111,933, representing the excess of the Distribution Amount over the book value of ERL, has been credited to retained earnings and other reserves.

4.7.1	Share Capital. For purely illustrative purposes only and based on the Projected Share Capital, the pro forma financial effects of the Transactions on the share capital of the Company are set out below:

	Before the Transactions	After the Transactions
Share Capital	S$447,501 and US$112,379,474	S$447,501 and US$80,581,664

Number of Shares in issue	6,000,006 Shares denominated in SGD and 50,830,114 Shares denominated in USD	6,000,006 Shares denominated in SGD and 50,830,114 Shares denominated in USD

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4.7.2	Total Equity. For purely illustrative purposes only and based on the total equity of the Group as at December 31, 2021, the pro forma financial effects of the Transactions on the total equity of the Group are set out below:

	Before the Transactions (USD)	After the Transactions (USD)
Share Capital	50,924,276	32,095,998
Retained earnings and other reserves	(47,283,179)	(21,375,533)
Non-controlling interest	4,344,899	3,077,462
Total Equity	7,985,996	13,797,927

4.7.3	Earnings. For illustrative purposes only and assuming the Capital Reduction and Distribution had been completed on January 1, 2021, being the beginning of FY2021, the pro forma financial effects as a result of the Transactions on the earnings of the Group at FY2021 are set out below:

	Before the Transactions	After the Transactions
Earnings / (Loss) (USD ‘000)	(4,489)	(2,124)
Number of Shares in issue	16,155,812	16,155,812
Earnings / (Loss) per Share (USD)	(0.28)	(0.13)

4.7.4	NTA. For illustrative purposes only and assuming that the Capital Reduction and Distribution had been completed on December 31, 2021, being the end of FY2021, the pro forma financial effects of the Transactions on the NTA of the Group are set out below:

	Before the Transactions	After the Transactions
NTA (USD ‘000)	14,880	13,560
Number of Shares in issue	16,155,812	16,155,812
NTA per Share (USD)	0.92	0.84

4.7.5	Gross Gearing.[3] For illustrative purposes only and assuming that the Capital Reduction and Distribution had been completed on December 31, 2021, being the end of FY2021, the pro forma financial effects of the Transactions on the gross gearing of the Group are set out below:

	Before the Transactions	After the Transactions
Total short-term and long-term debt (USD ‘000)	1,425	918
Shareholders’ equity attributable to the Company (USD ‘000)	3,641	3,641
Gross gearing (times)	0.39	0.25

3 "Gross gearing" means the ratio of total short-term and long-term debt to shareholders' equity attributable to the Company.

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After the Capital Reduction and Distribution, the Company believes the continued cash flow generated from its operations and financial resources will be able to support its foreseeable near-term investment and operational needs.

The pro forma unaudited consolidated balance sheet of the Group before and after the Transactions, based on the unaudited consolidated balance sheet of the Group as at December 31, 2021, is set out in Appendix B to this Circular.

4.8	No Adjustments in Options and Awards. The Board has determined that, in its opinion, no adjustments are required to be made to the terms of the outstanding Options and Awards consequent upon the Capital Reduction and Distribution, under the respective rules of the Share Option Plans.

4.9	Group Structure after the Capital Reduction and Distribution. Following the completion of the Capital Reduction and Distribution, if effected, the Company will no longer hold any shares in ERL and accordingly, ERL will cease to be a subsidiary of the Group.

4.9.1	Before the Capital Reduction and Distribution

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4.9.2	After the Capital Reduction and Distribution

4.10	Future Plans of the Company and ERL

4.10.1	At present, ERL already operates on an arms-length basis in its commercial arrangements with the Company, whereby ERL operates as a hospitality company and hosts entrepreneur courses at its locations, charging for accommodation and food and beverage. Traditionally, in education and training companies, costs relating to venue hire and catering form a large part of students’ spending and often involve a high cost of sale for these companies. The programs that the Company runs which have historically been hosted at ERL’s venues include the following:

(i)	ERL has hosted events and courses run by the Company live at ERL’s venues, including the Global Entrepreneurs Summit, Global Investors Summit and Global Educators Summit;

(ii)	ERL’s resorts in South Africa and Bali have received bookings from the Company’s partners and faculty for courses and retreats, including the Impact Investor Retreat, Wealth Dynamics Masters and Young Entrepreneurs Academy; and

(iii)	venue partners from the Company’s partner community have applied to launch new campus venues in countries around the world, including in Japan, Australia, Greece and England.

4.10.2	On completion of the Capital Reduction and Distribution, the arms-length arrangements between ERL and the Company for ERL to host events and courses organized by the Company will continue on a similar basis to ensure a smooth continuation of the business and operational relationships between ERL and the Company.

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4.10.3	Following the proposed Capital Reduction and Distribution, it is anticipated that ERL will operate with the following plan and structure:

(i)	Strategic Plan: ERL has a strategic plan to grow its three location models through a combination of company-operated and licensed operations. These three location models include:

(a)	its Genius Café model, with its current company-operated location in Sanur, Bali;

(b)	its Genius Central model, with its current company-operated location in Singapore; and

(c)	its Genius Resort model, with its three company-operated locations: Vision Villa Resort in Gianyar, Bali, Tau Game Lodge and Matla Private Lodge in Madikwe Game Reserve, South Africa.

ERL is currently in discussions with licensees to open new locations and will continue with these discussions and expansion plans.

(ii)	Board Structure: ERL has a separate board of directors from the Company, and ERL’s board of directors meets quarterly and is responsible for ensuring ERL’s compliance as a public company with any applicable laws and the listing rules of the MERJ. ERL’s board of directors include Roger James Hamilton, Dennis Owen Du Bois, Vilma Lisa Bovio, Jeremy Justin Harris and Sandra Lee Morrell. Following the Spinoff, these directors will continue to serve on ERL’s board of directors.

(iii)	Management Team and Staffing: ERL employs 171 staff across Indonesia, Singapore and South Africa. ERL operates independently of the Company and will continue to operate independently of the Company following the Spinoff.

(iv)	Net Assets, Contracts and Intellectual Property: ERL has managed and maintained separate audited accounts and bank accounts for each of its companies and has been compliant with all statutory filings as a public company listed on MERJ. ERL has also maintained its own lease contracts, supplier contracts, employment contracts, asset registries and operating licenses separately from the Company, and is the registered holder of trademarks related to ERL’s brands. This enables ERL’s balance sheet, as well as ERL’s existing commercial and legal relationships, to be maintained with minimal modification following the Spinoff.

4.11	Administrative Procedures for the Capital Reduction and Distribution. The following paragraphs set out the administrative procedures for the Capital Reduction and Distribution, if effected.

4.11.1	Books Closure Date. An announcement will be made by the Company on its website and lodged by the Company with the SEC to notify Shareholders of the Books Closure Date in due course.

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Shareholders should note that the Capital Reduction and Distribution will only be effective upon the lodgement of a copy of the Order of Court approving the Capital Reduction and Distribution with ACRA. Accordingly, if the Board is of the view that it would not be in the best interests of the Company to effect the Capital Reduction and Distribution (for example, due to the then prevailing market or economic conditions or for any other reason), the Board may decide not to lodge a copy of the Order of Court approving the Capital Reduction and Distribution with ACRA and will make an announcement to that effect and take all necessary steps and action to terminate the Capital Reduction and Distribution exercise.

4.11.2	Entitlement. For illustration purposes only, assuming that the Company has the Projected Share Capital as at the Books Closure Date, pursuant to the Capital Reduction and Distribution, Entitled Shareholders would be entitled to receive approximately 0.26 Relevant ERL Shares (subject to paragraph 4.11.7 below) for each Share held as at the Books Closure Date.

Such figures in relation to the entitlement per Share pursuant to the Capital Reduction and Distribution have been rounded down to two decimal places and are provided for illustration purposes only. The final entitlement per Share pursuant to the Capital Reduction and Distribution will depend on the total number of issued Shares as at the Books Closure Date.

4.11.3	Scripless Shares. In the case of Entitled Shareholders being Depositors, entitlements to the Distribution pursuant to the Capital Reduction and Distribution will be determined on the basis of the number of Shares standing to the credit of their respective Securities Accounts as at the Books Closure Date.

Entitled Shareholders who are Depositors and who are Excluded Overseas Shareholders will have cheques for payment, in USD, of their respective full entitlements to the Distribution despatched to them by the Depository by ordinary post at such Entitled Shareholders’ own risk, or in such other manner as they may have agreed with the Depository for the payment of dividends or other distributions, within 15 Market Days of the Effective Date.

4.11.4	Scrip Shares. In the case of Entitled Shareholders not being Depositors, entitlements to the Distribution pursuant to the Capital Reduction and Distribution will be determined on the basis of their holdings of Shares appearing in the Register of Members of the Company as at the Books Closure Date.

Entitled Shareholders who are not Depositors and who are Excluded Overseas Shareholders will have cheques for payment, in USD, of their respective full entitlements to the Distribution despatched to them by ordinary post at such Entitled Shareholders’ own risk, within 15 Market Days of the Effective Date.

Shareholders not being Depositors who wish to deposit their Shares with the Depository prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favor of the Depository, at least 12 Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with the Depository to be credited with the relevant Shares prior to the Books Closure Date.

4.11.5	Investors who hold Shares through a Depository Agent or finance company. In the case of investors who hold Shares through a Depository Agent or finance company (the “Beneficial Holders”), such Beneficial Holders’ entitlements to the Distribution will be determined on the basis of the number of Shares held by the Depository Agents or the finance companies (as the case may be) on behalf of each such Beneficial Holder as at the Books Closure Date.

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4.11.6	MERJ Securities Account. ERL intends to move its primary listing from the SME Board on MERJ to Upstream, a MERJ Exchange market. Shareholders (save for Excluded Overseas Shareholders) will be required to open an account on Upstream by:

(i)	downloading the Upstream application from their preferred digital application marketplace, links to which are available at https://upstream.exchange/;

(ii)	creating an account with Upstream by tapping on “sign up”;

(iii)	completing a simple ‘Know Your Customer’ verification by tapping the ‘Settings’ icon on the home screen of the Upstream application and tapping “KYC”; and

(iv)	depositing funds into their account held with Upstream via credit card, debit card, PayPal, USDC stablecoin or bank transfer.

Ahead of the Spinoff, Shareholders (save for Excluded Overseas Shareholders) will be duly notified of the instructions with respect to the crediting of the Relevant ERL Shares.

4.11.7	Overseas Shareholders. The circulation of this Circular and the distribution of the Relevant ERL Shares may be prohibited or restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with) in certain jurisdictions under the relevant securities laws of those jurisdictions. Overseas Shareholders are required to inform themselves and to observe any such prohibition or restriction at their own expense and without any liability to the Company.

Where the Directors are of the view that the distribution of the Relevant ERL Shares pursuant to the Distribution to any Entitled Shareholders who are Overseas Shareholders may infringe any applicable law or securities regulation in any country, or necessitate compliance with conditions or requirements imposed by the applicable laws or securities in any country which the Directors regard as onerous by reasons of costs, delay or otherwise (each such country, an “Excluded Country”), the Relevant ERL Shares will not be distributed to such Shareholders (such Shareholders, “Excluded Overseas Shareholders”). Excluded Overseas Shareholders include any Entitled Shareholder with a registered address (as recorded in the Register of Members of the Company or in the Depository Register) in any jurisdiction in which a distribution of the Relevant ERL Shares may not be lawfully made.

Subject to compliance with applicable laws and regulations, arrangements will be made for the distribution of the Relevant ERL Shares which would otherwise be distributed to the Excluded Overseas Shareholders pursuant to the Distribution to such person(s) as the Directors may appoint to sell such Relevant ERL Shares, and thereafter, the net proceeds of such sale, after deducting for all dealings and other expenses in connection therewith, shall be distributed proportionately among such Excluded Overseas Shareholders according to their respective entitlements to the Relevant ERL Shares as at the Books Closure Date, in full satisfaction of their rights to the Relevant ERL Shares which they would otherwise have become entitled to under the Distribution. No Excluded Overseas Shareholders shall have any claim whatsoever against the Company and/or ERL in connection therewith.

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Any Shareholder whose registered address (as recorded in the Register of Members or in the Depository Register) is in an Excluded Country or who has provided the Depository or the Share Registrar, as the case may be, with an address in an Excluded Country for the service of documents or notices, or who is located or resident in any jurisdiction in which a distribution of the Relevant ERL Shares pursuant to the Distribution may not be lawfully made, is required to notify the Company in writing of such fact no later than five Market Days prior to the Books Closure Date. Upon being notified of such fact, the Company will regard such Shareholder as an Excluded Overseas Shareholder.

In the absence of any such notification, each Entitled Shareholder whose registered address (as recorded in the Register of Members or in the Depository Register) is in the United States of America as of the Books Closure Date or who has provided the Depository or the Share Registrar, as the case may be, with an address in the United States of America for the service of documents or notices shall be deemed to represent and warrant to the Company that he is not located or resident in any jurisdiction in which a distribution of the Relevant ERL Shares pursuant to the Distribution may not be lawfully made (including any Excluded Country).

4.11.8	Stamp Duty. The Company will bear any stamp duty chargeable (if any) for the transfer of the Relevant ERL Shares from the Company to the Shareholders pursuant to the Capital Reduction and Distribution.

4.12	Compliance with disclosure regulations. The Company is a foreign private issuer as defined in Rule 3b-4 of the Securities Exchange Act of 1934, and as a result, the Company is not required to comply with U.S. proxy rules or file a Schedule 14A with the SEC, all pursuant to Rule 3a12-3b of the Securities Exchange Act of 1934. Instead, this Circular complies with Singapore laws and regulations and all disclosures are provided consistent with the Act.

5.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTERESTS

5.1	Directors’ Interests. As at the Latest Practicable Date, the Directors’ interests in Shares as recorded in the Register of Directors’ Shareholdings are as follows:

	Number of Shares				No. of Shares comprised in
Directors	Direct Interest	%	Deemed Interest	%	outstanding Awards
Roger James Hamilton	9,304,812	23.12%	-	-	74,592
Michelle Clarke	483,300	1.20%	-	-	13,506
Suraj Prakash Naik	255,918	0.64%	-	-	9,708
Richard Jay Berman	6,667	0.02%	-	-	180,000
Lim Kah Wui	7,967	0.02%	-	-	-
Gong Ling Jun Anna	6,000	0.01%	-	-	-
Patrick Ykin Grove	6,000	0.01%	-	-	-
Sandra Lee Morrell	761,010	1.89%	-	-	20,688
Timothy Murphy	-	-	-	-	75,000

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5.2	Substantial Shareholders’ Interests. As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares
Substantial Shareholders	Direct Interest	%	Deemed Interest	%
Roger James Hamilton	9,304,812	23.12%	-	-
Simon Zutshi	2,959,518	7.35%	-	-

6.	MATERIAL LITIGATION

As at the Latest Practicable Date, the Directors are not aware of any litigation, claims or proceedings pending or threatened against the Company or any of its subsidiaries or any facts likely to give rise to any litigation, claims or proceedings which, in the opinion of the Directors, might materially and adversely affect the financial position of the Company and its subsidiaries taken as a whole.

7.	DIRECTORS’ RECOMMENDATIONS

7.1	The Proposed Adoption of the New Constitution. Having taken into account the rationale for the proposed adoption of the New Constitution as set out in paragraph 2 above, the Directors are of the opinion that the proposed adoption of the New Constitution is in the best interests of the Company and the Shareholders. Accordingly, they recommend that Shareholders vote in favor of the Special Resolution relating to the proposed adoption of the New Constitution to be proposed at the EGM.

7.2	The Proposed Capital Reduction and Distribution. Having taken into account the rationale for the proposed Capital Reduction and Distribution, the Directors are of the opinion that the proposed Capital Reduction and Distribution are in the best interests of the Company and the Shareholders. Accordingly, they recommend that Shareholders vote in favor of the Special Resolution relating to the proposed Capital Reduction and Distribution to be proposed at the EGM.

7.3	No Regard for Specific Intentions. In giving the above recommendations, the Directors have not had regard to the general or specific investment objectives, financial situation, tax position, risk profiles or unique needs or constraints of any individual Shareholder. As each Shareholder would have a different investment portfolio, objectives and considerations, the Directors recommend that any individual Shareholder who may require specific advice in relation to his investment portfolio consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

8.	EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page N-1 of this Circular, will be held by way of electronic means (“Virtual Meeting”) pursuant to the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020 on May 16, 2023 at 8 p.m. Singapore Time, for the purpose of considering and, if thought fit, passing, with or without any modifications, the Special Resolutions set out in the notice of EGM.

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A Depositor shall not be regarded as a Shareholder entitled to attend the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by the Depository to the Company.

9.	ACTION TO BE TAKEN BY SHAREHOLDERS

9.1	Participation in the EGM. Shareholders may participate in the EGM by:

9.1.1	attending the Virtual Meeting through electronic means (by observing and/or listening to the EGM proceedings via live audio-visual webcast or live audio-only stream);

9.1.2	submitting questions to the Chairman of the Meeting in advance of the EGM; and/or

9.1.3	voting at the EGM. Votes shall be taken on a poll with one vote for each Share, such vote(s) to be cast (i) by their duly appointed proxy(ies) (other than the Chairman of the Meeting) or (ii) by appointing the Chairman of the Meeting as proxy to vote on their behalf.

Shareholders should check the Company’s website at the URL https://ir.geniusgroup.net/ for the latest updates on the status of the EGM.

9.2	Submission of questions prior to the EGM

9.2.1	Shareholders and, where applicable, appointed proxy(ies), who wish to ask questions relating to the Transactions should submit any such questions to the Chairman of the meeting via email to investors@geniusgroup.net. All questions submitted in advance of the EGM must be received by 11:59 p.m. on May 9, 2023.

9.2.2	The Company will address substantial and relevant questions received from Shareholders either during the EGM, or through an announcement to be released on the Company’s website at the URL https://ir.geniusgroup.net/ after-market hours on May 17, 2023. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed. The Company may also at its discretion respond to Shareholders’ questions individually by email.

9.2.3	Shareholders will not be allowed to ask questions during the EGM.

9.3	Voting

9.3.1	Shareholders who wish to exercise their voting rights at the EGM may (whether such Shareholders are individuals or corporates):

(i)	appoint a proxy(ies) (other than the Chairman of the Meeting) to cast his/her/its vote(s) on his/her/its behalf; or

(ii)	appoint the Chairman of the Meeting as their proxy to cast his/her/its vote(s) by poll on his/her/its behalf.

9.3.2	In the Proxy Form, a Shareholder should specifically direct the proxy on how he/she/it is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the EGM. If no specific direction as to voting is given, the proxy (including the Chairman if he/she is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

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9.4	Appointment of Proxy

9.4.1	Shareholders may exercise their voting rights at the EGM via proxy voting. A proxy need not be a Shareholder.

9.4.2	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it: The instrument appointing a proxy(ies) must be submitted to the Company in the following manner:

(i)	by NYSE American Shareholders by following the instruction on the proxy

(ii)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form,

and in each case, the Proxy Form shall be received by the Company’s Share Registrar no later than 8 p.m. on May 13, 2023.

Completion and return of the Proxy Form by a Shareholder will not prevent him from attending the EGM in place of his proxy if he/she/it so wishes.

10.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information as set out in the Appendices to this Circular.

Yours faithfully

for and on behalf of

the Board of Directors

Genius Group Limited

Roger James Hamilton

Chairman

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APPENDIX A – RISK FACTORS IN RELATION TO ERL

Entitled Shareholders (other than the Excluded Overseas Shareholders who will receive their full entitlements to the Distribution, if effected, in cash) will receive Relevant ERL Shares as part of their entitlements to the Distribution, if effected. Shareholders should therefore carefully consider and evaluate the following considerations, together with all of the other information contained in this Circular, when deciding whether to vote in favor of the Special Resolution relating to the Capital Reduction and Distribution at the EGM. The following risk factors relate principally to ownership of the Relevant ERL Shares, the possible adverse effect of the Capital Reduction and Distribution on the Company, the risks relating to Seychelles and the business and industry of the Group in general, in connection with the Capital Reduction and Distribution, if effected.

If any of the considerations and uncertainties develops into actual events, the business, financial condition and/or the value of ERL could be materially and adversely affected. In such circumstances, Shareholders who receive the Relevant ERL Shares pursuant to the Capital Reduction and Distribution, if effected, may lose all or part of their investment in ERL.

The risk factors below may contain statements relating to or interpretations of Seychelles laws and regulations. Such statements are not to be regarded as advice on the laws and regulations of Seychelles, and/or the differences between these laws and the laws of any jurisdiction. The risk factors do not purport to be a comprehensive analysis of all consequences, whether legal, tax or otherwise, relating to the ownership of the Relevant ERL Shares. In addition, Shareholders should note that the laws and regulations applicable to ERL may change and any change may be retroactive to the Effective Date. The laws and regulations are also subject to various interpretations and the relevant authorities or the courts may disagree with the interpretations, explanations or conclusions set out below, if any. Shareholders are advised to seek independent legal, financial, tax or business advice.

1.	RISKS RELATING TO OWNERSHIP OF RELEVANT ERL SHARES

1.1.	It is unclear whether the Relevant ERL Shares will have liquidity

The Relevant ERL Shares are listed on the MERJ. The liquidity of any market for the Relevant ERL Shares will depend on a number of factors, including: (i) the number of shareholders of the securities; (ii) the performance and financial condition of ERL; (iii) the market for similar securities; (iv) the interest of traders in making a market for the Relevant ERL Shares and (v) regulatory developments in the industries in which ERL are involved. We cannot assure you that the market, if any, for the Relevant ERL Shares will be free from disruptions or that any such disruptions may not adversely affect your ability to sell the Relevant ERL Shares. Therefore, we cannot assure you that you will be able to sell your securities at a particular time or that the price you receive when you sell will be favorable.

1.2.	ERL is subject to corporate disclosure requirements which may not be equivalent to the NYSE’s corporate disclosure requirements

As a Seychelles public listed company listed on the MERJ, ERL is required to comply with its articles of association (a copy of which is available for inspection at the Company’s registered office), the laws of Seychelles (including the Seychelles Securities Act, 2007) and the listing rules of the MERJ. The interests of Shareholders who receive Relevant ERL Shares will be protected to the extent provided for under the laws of Seychelles and ERL’s articles of association. Shareholders are advised to read ERL’s articles of association carefully before deciding whether to retain their investment in ERL.

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However, it is unclear whether, and we are not able to assure Shareholders that, the disclosure requirements and standards imposed on ERL by the MERJ Exchange are equivalent to or as stringent as those which the Company is subject to under the Act, the listing rules of the NYSE, and the regulations enforced by the SEC. As such, ERL may not have obligations to keep ERL Shareholders fully informed of material information concerning ERL in the manner and to the extent that the Company has, and ERL Shareholders may not receive information on ERL that ERL Shareholders may consider relevant to their investment in ERL in the manner and to the extent that they are accustomed to expect from the Company. Shareholders who wish to vote in favor of the Special Resolution relating to the Capital Reduction and Distribution should know that they will hold or own securities in a company in respect of which they may have limited information.

1.3.	Control of ERL by significant shareholders may limit other shareholders’ ability to influence the outcome of decisions requiring the approval of ERL Shareholders

Upon the completion of the Capital Reduction and Distribution, it is anticipated that Roger James Hamilton will own directly or indirectly, at least approximately 22.05 per cent. of the issued share capital of ERL. As a result, Roger James Hamilton will be able to exercise significant influence over matters requiring ERL Shareholders’ approval, including the election of directors and the approval of significant corporate transactions.

1.4.	There is no assurance that ERL will declare dividends on the Relevant ERL Shares

ERL’s ability to declare dividends is dependent on many factors, including applicable laws and regulations, ERL’s financial condition, the results of its investments, its capital needs and its investment plans. Further, ERL’s ability to declare dividends may be dependent on the dividends ERL receives from its investments in its subsidiaries (or other future investee companies). The ability of such subsidiaries (or other future investee companies) to declare dividends and other distributions to ERL would, in turn, depend on, amongst other things, their respective earnings and cashflows, and also be subject to the applicable laws and regulations of the relevant jurisdictions ERL’s subsidiaries operate in.

As such, there is no assurance that ERL will declare dividends nor is there any indication of the level of dividends that ERL Shareholders can expect from the Relevant ERL Shares.

1.5.	ERL may require additional financing

In the future, ERL may require additional financing due to changed business conditions or other future developments, including any investments or acquisitions which ERL may decide to pursue. It is not possible to predict the amount of funds required by ERL in the near future. However, if the future investments or acquisitions are carried out on a large-scale basis, ERL may seek to issue additional equity or obtain additional debt financing. The issuance of additional equity may result in a dilution of ERL Shareholders’ shareholding in ERL. Additional debt financing would result in increased debt service obligations and may result in operating and financial covenants which may restrict ERL’s operations. There is also no assurance that ERL will be able to obtain any financing at all or on terms acceptable to ERL.

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2.	RISKS RELATING TO THE POSSIBLE ADVERSE EFFECT OF THE CAPITAL REDUCTION AND DISTRIBUTION ON ERL

2.1.	ERL’s separation from the Group

Following the completion of the Capital Reduction and Distribution, as an independent company, ERL’s ability to satisfy its obligations and achieve profitability will be solely or substantially dependent upon the future performance of the ERL Group. By separating from the Group, the ERL Group will no longer be able to rely upon the capital resources and cash flows of the Group.

ERL may not be able to successfully implement the changes necessary to operate independently and separately from the Group, and may incur additional costs operating independently, which may have a negative effect on ERL’s business, results of operations and financial condition.

Copies of ERL’s annual reports for FY2019, FY2020 and FY2021 are available for inspection at the Company’s registered office. The historical financial results of ERL are not indicative of the future financial position of ERL and do not take into account the possible negative effects of the Capital Reduction and Distribution on ERL’s subsidiaries.

2.2.	ERL may incur negative effects as a result of the Capital Reduction and Distribution

There can be no assurance that ERL’s business and operational objectives could be achieved or that ERL will not incur negative effects from their separation from the Group. By separating from the Group, there is also a risk that ERL may be more susceptible to market fluctuations and other adverse events than they would have been had they still been part of the Group.

3.	RISKS RELATING TO SINGAPORE, INDONESIA AND SOUTH AFRICA

ERL is an investment holding company holding investments in Singapore, Indonesia (Bali) and South Africa. Accordingly, all or a substantial portion of ERL’s earnings is expected to derive from the business and operation of these subsidiaries, and ERL is therefore susceptible to any risks inherent in or relating to the countries in which these subsidiaries operate in.

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APPENDIX B –

PRO FORMA UNAUDITED CONSOLIDATED BALANCE SHEET OF THE GROUP BEFORE AND AFTER THE TRANSACTIONS

	Before the Transactions	After the Transactions
	2021 (USD ‘000)	2021 (USD ‘000)
Summary Balance Sheet Data:
Total current assets	6,496	4,489
Total non-current assets	11,099	1,943
Total Assets	17,595	6,432
Total current liabilities	7,139	798
Total non-current liabilities	2,470	390
Total Liabilities	9,609	1,188
Total Shareholders’ Equity	7,986	5,244
Total Liabilities and Shareholders’ Equity	17,595	6,432

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GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration No. 201541844C)

(the “Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of the Company will be held by way of a Virtual Meeting on May 16, 2023 at 8 p.m. (Singapore time), for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolutions, each of which will be proposed as a Special Resolution:

SPECIAL RESOLUTION 1 – ADOPTION OF NEW CONSTITUTION

RESOLVED THAT the regulations contained in the new constitution of the Company (the “New Constitution”), the form of which has been made available on the Company’s website at the URL https://ir.geniusgroup.net/, be approved and adopted as the Constitution of the Company in substitution for, and to the exclusion of, the existing constitution of the Company.

SPECIAL RESOLUTION 2 – CAPITAL REDUCTION AND DISTRIBUTION TO SHAREHOLDERS

NOTED THAT as at the date of this Special Resolution, the Company’s issued share capital comprises of shares which are denominated in United States Dollars (“USD Shares”) and shares which are denominated in Singapore Dollars (“SGD Shares”).

RESOLVED THAT:

(a)	subject to and contingent on the confirmation of the High Court of the Republic of Singapore, and pursuant to the regulations contained in the Constitution of the Company and Section 78G of the Companies Act 1967 of Singapore (“Companies Act”):

(i)	the issued share capital of the Company comprised by the USD Shares be reduced by US$31,797,810, without cancelling any of the said USD Shares, and without any change to the issued share capital comprised by the SGD Shares (the “Capital Reduction”); and

(ii)	a distribution in specie to each shareholder of the Company (“Shareholder”) of US$31,797,810 in the form of ordinary shares in the capital of Entrepreneur Resorts Limited held by the Company immediately prior to the Capital Reduction (“ERL Shares”), free of encumbrances and together with all rights attaching thereto on and from the date the Distribution is effected, on a pro rata basis based on the number of shares in the Company held by each shareholder of the Company (the “Distribution”), in each case, on the terms and conditions set out in the Circular issued by the Company in relation to, inter alia, the Capital Reduction and Distribution;

N-1

(b)	each of the directors of the Company and Erez Simha, as authorized signatory, be and is hereby authorized and empowered to complete and to do all such acts and things (including approving, modifying and executing all such documents as may be required in connection with the Capital Reduction and the Distribution) as he/she may consider desirable, necessary or expedient to give full effect to this Special Resolution, the Capital Reduction and the Distribution; and

(c)	to the extent that any action in connection with the Capital Reduction or the Distribution has been performed or otherwise undertaken (whether partially or otherwise), such actions be and are hereby approved, ratified and confirmed.

BY ORDER OF THE BOARD

Roger James Hamilton

Director

Singapore, April 12, 2023

Notes

Definitions

For purposes of this Notice (including the Proxy Form) the following definitions are used:

1.	Beneficial Shareholders: persons or entities holding their interests in the Company’s shares as, or through, a participant in The Depository Trust Company (“DTC”), or DTC’s nominee, Cede & Co., in book entry form at VStock Transfer, LLC (“VStock”) or such other entity that may be engaged as registrar of members or transfer agent on behalf of the Company, a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary (also commonly referred to in the United States as “street name holders”).

2.	Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members, and who is not necessarily a Beneficial Shareholder.

General matters relating to the EGM:

3.	Quorum: The quorum required to transact business at the EGM is for at least two Shareholders to be present. Shares represented at the meeting for which an abstention from voting has been recorded are counted towards the quorum.

4.	Basis of voting: Votes shall be taken on a poll with one vote for each share. In order for the Special Resolutions to be passed, no less than 75% of the eligible votes cast on the Resolution must be in favor of the Resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the Resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

5.	Identification of Beneficial Shareholders and Shareholders of Records (collectively, “Shareholders”) and their corporate representatives: Before any person may participate in the EGM, the Chairman of the EGM must be reasonably satisfied that the right of the person to participate at the EGM has been reasonably verified.

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6.	Record Date for determining Beneficial Shareholders’ eligibility to vote: Only those Beneficial Shareholders recorded in the records of the relevant securities depository on March 20, 2023 are eligible to vote.

7.	The EGM will be held by way of electronic means (“Virtual Meeting”) pursuant to the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020. Printed copies of this Notice and the accompanying proxy form will be sent by post to Shareholders. These documents will also be published on the Company’s website at the URL https://ir.geniusgroup.net/.

Shareholders should check the Company’s website at the URL https://ir.geniusgroup.net/ for the latest updates.

8.	Arrangements relating to:

(a)	attendance at the EGM via electronic means (including arrangements by which the Virtual Meeting can be electronically accessed via live audio-visual webcast or live audio-only stream);

(b)	submission of questions to the Chairman of the Meeting in advance of the EGM, and addressing of substantial and relevant questions live at the EGM; and

(c)	voting at the EGM by poll (i) by his/her/its duly appointed proxy(ies) (other than the Chairman of the Meeting); or (ii) by appointing the Chairman of the Meeting as proxy to vote on the Shareholder’s behalf, are set out in the Circular. The Circular may be accessed at the Company’s website at the URL https://ir.geniusgroup.net/.

9.	Zoom Meeting: As the proceedings of the EGM will be conducted by way of electronic means, Shareholders will not be able to attend the EGM in person. Shareholders will be able to watch or listen to these proceedings through a live video feed on Zoom via their mobile phones, tablets or computers (“Live Webcast”). In order to do the above, Shareholders will have to follow these steps:

(a)	Shareholders (whether Beneficial Shareholders or Shareholders of Record) who wish to watch or listen to the EGM must pre-register their participation at the URL https://us06web.zoom.us/webinar/register/WN__ODAUUXVRu2Q49L_fW-hPw no later than 08:00 p.m. (Singapore time) on May 12, 2023 (“Registration Cut-off”).

(b)	Upon successful registration, Shareholders (or their corporate representatives) will receive an email containing a link and a toll-free telephone number to access the Live Webcast, together with the relevant log in details and instructions, as well as instructions on how to watch or listen to the Live Webcast.

(c)	Shareholders who have pre-registered in accordance with paragraph 9(a) above but do not receive an email with a Zoom meeting invitation link by 08:00 p.m., May 12, 2023 (Singapore time) should contact the Company or Transfer agent for assistance via email at investors@geniusgroup.net

(d)	Shareholders (or their corporate representatives) must not forward the abovementioned link to other persons who are not Shareholders and who are not entitled to participate in the EGM.

10.	(a)	A Shareholder who wishes to exercise his/her/its voting rights at the EGM may (whether the Shareholder is an individual or a corporate) (i) appoint a proxy(ies) (other than the Chairman of the Meeting) to cast his/her/its vote(s) by poll on their behalf or (ii) appoint the Chairman of the Meeting as their proxy to cast his/her/its vote(s) by poll on his/her/its behalf.

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(b)	In the proxy form, a Shareholder should specifically direct the proxy on how he/she is to vote for or vote against (or abstain from voting on) the resolutions to be tabled at the EGM. If no specific direction as to voting is given, the proxy (including the Chairman if he/she is appointed as proxy) will vote or abstain from voting at his/her discretion. All valid votes cast via proxy on each resolution will be counted.

11.	(a)	A Shareholder who is not a relevant intermediary is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such Shareholder’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the instrument.

(b)	A Shareholder who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such Shareholder. Where such Shareholder’s instrument appointing a proxy(ies) appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the instrument.

“Relevant intermediary” has the meaning ascribed to it in Section 181 of the Companies Act 1967.

12.	A proxy need not be a member of the Company.

13.	A Shareholder who wishes to submit an instrument of proxy must first complete and sign the proxy form mailed to them with the Notice (or downloaded from the Company’s corporate website), before delivering or scanning and sending a clear copy of it: The instrument appointing a proxy(ies) must be submitted to the Company in the following manner:

(a)	by NYSE American Shareholders by following the instruction on the proxy

(b)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form,

in each case, by no later than 8 p.m. on May 13, 2023.

NYSE American Shareholder who wishes to submit an instrument appointing a proxy(ies) by post or via email can either use the printed copy of the proxy form which is sent to him/her/it by post or download a copy of the proxy form from the Company’s website at https://ir.geniusgroup.net/, and complete and sign the proxy form, before submitting it by post to the address provided above, or before submitting it via email (e.g., by enclosing a completed and signed PDF copy of the proxy form) to investors@geniusgroup.net.

14.	Submission of questions: Shareholders may submit questions related to the resolutions to be tabled no later than 11:59 p.m., May 9, 2023 (Singapore time) via email to investors@geniusgroup.net. The Company will address substantial and relevant questions received from Shareholders either during the EGM through the Live Webcast, or through an announcement to be released on the Company’s corporate website at the URL https://ir.geniusgroup.net/ after-market hours on May 17, 2023. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed. The Company may also at its discretion respond to Shareholders’ questions individually by email. Shareholders will not be allowed to ask questions during the Live Webcast of the EGM.

Personal Data Privacy:

By submitting an instrument appointing a proxy(ies) to attend and vote at the EGM and/or any adjournment thereof, a Shareholder: (a) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”); (b) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy(ies) to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy(ies) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) for the Purposes; and (c) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

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PROXY FORM

Extraordinary General Meeting

GENIUS GROUP LIMITED

(Incorporated in the Republic of Singapore)

(Company Registration No. 201541844C)

IMPORTANT

1.	The Extraordinary General Meeting (“EGM”) will be held by way of electronic means (“Virtual Meeting”) pursuant to the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020. Printed copies of the Notice of EGM dated April 12, 2023 and this proxy form will be sent by post to members. These documents will also be published on the Company’s website at the URL https://ir.geniusgroup.net/.
2.	Arrangements relating to:

(a)	attendance at the EGM via electronic means (including arrangements by which the Virtual Meeting can be electronically accessed via live audio-visual webcast or live audio-only stream);
(b)	submission of questions to the Chairman of the Meeting in advance of the EGM, and addressing of substantial and relevant questions live at the EGM; and
(c)	voting at the EGM by poll: (i) by his/her/its duly appointed proxy(ies) (other than the Chairman of the Meeting); or (ii) by appointing the Chairman of the Meeting as proxy to vote on the member’s behalf, are set out in the Circular to Shareholders dated April 12, 2023. The Circular may be accessed at the Company’s website at the URL https://ir.geniusgroup.net/.

3.	A member who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate):

(a) appoint a proxy(ies) (other than the Chairman of the Meeting) to cast his/her/its vote(s) by poll on his/her/its behalf; or
(b) appoint the Chairman of the Meeting as his/her/its proxy to cast their vote(s) by poll on his/her/its behalf.

4.	Please read the notes overleaf which contain instructions on, inter alia, the appointment of a proxy(ies).
5.	By submitting an instrument appointing a proxy(ies), the member accepts and agrees to the personal data privacy terms set out in the Notice of EGM dated April 12, 2023.

l/We ___________________________ (Name) ______________________________ (*NRIC/Passport No./Co. Reg. No.) of __________________________________________________ (Address) being a *member/members of Genius Group Ltd. (the “Company”) hereby appoint:

Proportion of Shareholdings
Name	Address	Email Address	NRIC/ Passport No.	No. of Shares	%

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at May 16, 2023, at 8 p.m. (Singapore time), and at any adjournment thereof; or, if no proxy is named, I/we hereby appoint the Chairman of the Meeting as *my/our proxy/proxies to attend and vote for *me/us on *my/our behalf at the EGM and at any adjournment thereof.

No.	Special Resolutions	**For	**Against	**Abstain
1.	Adoption of the New Constitution
2.	Capital Reduction and Distribution

*	Delete accordingly.
**	Voting will be conducted by poll. If you wish your proxy/proxies to cast all your votes “For” or “Against” the above resolutions, please indicate with an “X” in the “For” or “Against” box provided in respect of that resolution. Alternatively, please indicate the number of votes “For” or “Against” in the “For” or “Against” box provided in respect of that resolution. If you wish your proxy/proxies to abstain from voting on the above resolutions, please indicate with a (√) in the “Abstain” box provided in respect of that resolution. Alternatively, please indicate the number of shares your proxy/proxies is directed to abstain from voting in the “Abstain” box provided in respect of that resolution. In any other case, the proxy/proxies may vote or abstain as the proxy/proxies deem(s) fit on the above resolutions if no voting instruction is specified, and on any other matter arising at the EGM.

Dated this	day of	2023	Total Number of Shares Held

Signature(s) of Member(s) or Common Seal	Contact Number of Member(s)	Email Address of Member(s)

Important: Please read notes on the reverse side

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Notes:

1.	If the member has shares entered against his/her/its name in the Depository Register (maintained by The Depository Trust Company), he/she/it should insert that number of shares. If the member has shares registered in his/her/its name in the Register of Members (maintained by or on behalf of the Company), he/she/it should insert that number of shares. If the member has shares entered against his/her/its name in the Depository Register and shares registered in his/her/its name in the Register of Members, he/she/it should insert the aggregate number of shares. If no number is inserted, this instrument appointing a proxy(ies) will be deemed to relate to all the shares held by the member.

2.	A member who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate):

(a)	appoint a proxy(ies) (other than the Chairman of the Meeting) to vote by poll on his/her/its behalf; or

(b)	appoint the Chairman of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf.

3.	(a)	A member who is not a relevant intermediary is entitled to appoint not more than two proxies to attend and vote at the EGM. Where such member’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the instrument.

(b)	A member who is a relevant intermediary is entitled to appoint more than two proxies to attend and vote at the EGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s instrument appointing a proxy(ies) appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the instrument.

“Relevant intermediary” has the meaning ascribed to it in Section 181 of the Companies Act 1967.

4.	A proxy need not be a member of the Company.

5.	The instrument appointing a proxy(ies) must be submitted to the Company in the following manner:

(a)	by NYSE American Shareholders by following the instruction on the proxy

(b)	by Shareholders of Record to VStock Transfer, LLC, 18 Lafayette Place or by email to vote@vstocktransfer.com or by following the instruction on the proxy form,

in each case, by no later than 8 p.m. on May 13, 2023.

NYSE American Shareholder who wishes to submit an instrument appointing a proxy(ies) by post or via email can either use the printed copy of the proxy form which is sent to him/her/it by post or download a copy of the proxy form from the Company’s website at https://ir.geniusgroup.net/, and complete and sign the proxy form, before submitting it by post to the address provided above, or before submitting it via email (e.g., by enclosing a completed and signed PDF copy of the proxy form) to investors@geniusgroup.net.

6.	Completion and return of the instrument appointing a proxy(ies) does not preclude a member from attending the EGM. A member who accesses the Virtual Meeting via the live audio-visual webcast of the EGM proceedings may revoke the appointment of a proxy(ies) at any time before voting commences and, in such an event, the Company reserves the right to terminate the proxy’s(ies’) access to the live audio-visual webcast and live audio-only stream of the EGM proceedings.

7.	The instrument appointing a proxy(ies) must, if submitted by post or electronically via email, be signed under the hand of the appointor or of his/her attorney duly authorised in writing. Where the instrument appointing a proxy(ies) is executed by a corporation, it must, if submitted by post or electronically via email, be executed either under its seal or under the hand of an officer or attorney duly authorised. Where an instrument appointing a proxy(ies) is signed on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company), if the instrument is submitted by post, be lodged with the instrument or, if the instrument is submitted electronically via email, be emailed with the instrument, failing which the instrument may be treated as invalid.

8.	The Company shall be entitled to reject an instrument appointing a proxy(ies) if it is incomplete, improperly completed, illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy(ies) (including any related attachment). In addition, in the case of members whose shares are entered against their names in the Depository Register, the Company may reject any instrument appointing a proxy(ies) lodged or submitted if such members are not shown to have shares entered against their names in the Depository Register 48 hours before the time appointed for holding the EGM, as certified by The Depository Trust Company to the Company.

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